846 BROUGHTON STREET
VICTORIA, BC
V8W1E4
CANADA

VICTORIA SYMPHONY

OFFICE (250)385.9771
FAX (250)385.7767
BOXOFFICE
(250)385.6515

August 5, 1999

Stephen Rappard, President
Profile X
Guinness Tower
300 – 1055 West Hastings Street
Vancouver BC V6E 2E9

Re: Profile X

Dear Stephen,

I want to share with you a significant potential market for the Profile X stage.

As you know, I have been Music Director/Conductor of the Victoria Symphony in Canada and also of the Charlotte Symphony in North Carolina, U.S.A. I have also served as Music Advisor/Conductor for the Vancouver Symphony at the time of its rebirth after its economic collapse in 1988. With all three of these orchestras, I have conducted many spectacular outdoor concerts to audiences ranging in size from 3,000 to 60,000 people. These outdoor concerts have become a marketing necessity for many orchestras in North America as a means of breaking down walls of elitism and connecting with audiences on a grand scale.

For each concert out-of-doors that I have conducted, a stage had to be built. In each case this was a labour- and time-intensive operation. Ten to thirty people would work up to four full days, first to assemble the stage, and then to disassemble it after the performance. The cost was high, ranging from $15,000 to $30,000. Much of the material for the construction was simply discarded when the stage was taken down.

In many cases the same concert programme was performed on consecutive days in several locations throughout a specific region. A separate stage in that scenario had to be built for each event.

The Profile X stage could provide a practical, economic, and perfectly efficient solution for symphony orchestras giving out-of-door concerts.

I think back to the year the Vancouver Symphony had its resurgence under my direction. To generate massive public awareness and community ownership, I took the

orchestra out of the concert hall in to many spectacular settings, such as the top of Whistler Mountain, White Rock Beach, Deer Lake Park, and Grouse Mountain.

If Profile X had been available to the Vancouver Symphony at that time, manpower for the stage would have been cut by 80%, and load in/load out time would have been diminished from a few days to a few minutes.

Today there are mass events all over the world where a crowd may gather for a presentation. In many cases the presentations are on the move daily from place to place. Consider the campaign trail of politicians or the extensive tours of religious leaders. All would benefit enormously from the asset of the Profile X "portable" stage.

The market is huge; the need is great.

Sincerely,

Peter McCoppin
Conductor Laureate

GRAND PRIX DRIVERS ASSOCIATION LIMITED

Mr. Stephen C.G. Rappard
President PROFILE (X)
Guinness Tower
300-1055 W. Hastings St.,
Vancouver, B.C.
Canada V6E 2E9

3rd February 2001

Dear Steve,

It was a pleasure meeting you in London when you explained your podium concept to me.

I think this is a great idea and after having received further information from you on the hydraulic stage that deploys itself within 5 minutes in any location I can only congratulate you on this brilliant product.

There is great need in Formula One for such a victory platform that will give proper recognition to the race winners.

Please keep me advised on your progress.

Best regards.

Giselle Sohm

GRAND PRIX DRIVERS ASSOCIATION
G. P. D. A.
- [illegible] -
20, avenue de Fontvieille
MC 98000 MONACO
Tél. 92 05 79 34 - Fax 92 05 79 36

Academy of
Motion Picture
Arts and Sciences
8949 Wilshire Boulevard
Beverly Hills, CA 90211

OSCAR

74th Annual Academy Awards®

Tel: 310-247-3000
Fax: 310-271-3395
publicity@oscars.org

www.oscars.org/press

FACSIMILE

TO: STEPHEN RAPPARD

FAX #: (604) 684-1471

FROM: KIM TAMNY
PUBLICITY LOGISTICS COORDINATOR

DATE: 8/23/01

RE: PRESS TOWERS

Stephen – It may be old fashioned, but at least we know that fax machines work!!??

Attached are drawings, #1 is a draft of the arrivals area for the upcoming 74th Awards – please note in the drawing where we have placed press towers. As they exist on the drawing it is one piece that our current bleacher vendor uses for overhead pedestrian walkways that he uses for the Long Beach Grand Prix. The problem that we face is that as it exists the staircase on the east side of the bridge (press towers) has to land either in the fire lane or sidewalk – the fire lane is out and the east side walk is not wide enough to place the stairs and keep an 8' pedestrian walkway required by the city.

The second drawing (#2) is just to illustrate our arrivals area last year and the two tiered press towers above the north fan bleachers.

I would like for you to look at the possibility of bringing in 4 or 5 of your pop-up stages on Friday, March 22 for the use of 8 – 10 press outlets that we would assign. Basically, the way that I see us using your system is to set your stages in two tiers. Two stages directly behind the west press riser at 10' in order to clear the third row of photographers, the second tier would need to be a 16'? Is this possible? Could the second stage be propped onto something?

Once you look this over, give me a call so I can explain further.

Talk to you soon

Kim

FIREWORKS

Friday March 22, 2002

Re: New staging system by Profile[x]

To whom it may concern,

Stephen Rappard was in my office to present his new staging concept. My immediate response was "Wow, what a cool product!"

As a company that specializes in large scale corporate and public special events, we are constantly on the lookout for new staging ideas. The product that Profile[x] has come up with is a truly revolutionary new way of implementing staging. The ability to set up a stage of that size in less than 5 minutes opens up possibilities that are not currently available on the market.

Aside from its designed use for Formula One, I see many other possible uses such as, medal presentations for large sporting activities, half time shows at large games such as the Grey Cup, and product launches such as the presentation of new car lines. All of these are events that we have produced in the Vancouver area. I feel that the proposed rental price of this product is reasonable and it could have uses in the local market place.

I wish Profile[x] great success and hope that their units will soon be available on the rental market.

Sincerely,

Borja Brown
Director of Production
Fireworks Marketing Group

fireworks marketing group
TORONTO · CALGARY · VANCOUVER · TOKYO

300-1008 Homer Street, Vancouver, BC · V6B 2X1 · tel 604.687.4745 · fax 604.687.4746 · email vancouver@fireworksgroup.com

Profile [x]

Let me be brief, if Stage [x] can do what it purports to do, in the time frame suggested, and to the budget (US$30Kish) it promises. IT WILL TAKE THE MARKET BY STORM.

Reasons:

A self-constructing stage would be so way ahead of what is currently available. What you would currently need to construct a bespoke version of Stage [x] would be *6-7* departments/companies, speaking the same language, with about *20-30* crew and a day, to a day and a half to *build it!*

Wow Factor: Stage [x] in its own right would be an hugely exciting element to any event, with its self-deployment bringing the focus of all eyes to centre stage, and hence what's on show.

I think the cost elements when putting a bespoke stage against [x] would weight greatly in [x]'s favour. Once final spec have been done for [x}, I imagine a comparative cost of a traditional stage, with all the technical elements would be 20-40% over, hence allowing massive market growth.

Portability of Stage [x] would come on to it's own once it's/their generic bases were established. Instead of a Production Manager having to work out the logistics of pick-up/return from 6-7 companies, they can make one phone call, and concentrate their energies on other elements of the event. Coming from a hands-on environment, this is a winning factor for me.

Other elements to consider

If there were a compact version of Stage [x], one that would fit in a conference hall, museum or hotel, this in my estimation would initially exceed the main stage's sales, and would help open doors for the main stage's sales potential.

Stage [x], should under go the most stringent tests to ensure deployment under any conditions, before sales start. It is, as a new concept imperative that it doesn't stop "the show going on!" There should be a manual override to all high solutions.

€sprit
tech

Monday, 26/11/2001

HI Steve,

I have put together my thoughts, to Profile/Stage[x], as asked. I am sorry it's brief, I would be able to expand on these in the near future, if necessary.

John-Henri Mills - CV

1986-89
Technical Stage Manager, The Royal Albert Hall, London
Duties: Full Technical Production Support, Rigging, Staging, and Lighting. Production management and logistics.

1990-95
Freelance, Lighting Designer/Production Manager
Lighting duties:, full specification and management for event budgets up to £100,000

Production duties:, from quotation to completion projects Europe wide.

1995-99
Special Projects Co-ordinator, Sales and Marketing Manager (Lighting) Fisher Productions, London

Special Projects duties: Enabling and managing bespoke projects, ranging from £0.5M-£20M

S & M duties: Opening new market space for existing products, creating new markets.

2000-to date

Director of Esprit Tech
Duties: Compounding of a new philosophy and criteria for Technical Crew into an existing industry (Live Events), with the goals of bringing new blood and a dynamic professionalism into it.

139 Upper Richmond Road London SW15 2TX

T 020 8246 6777 • F 020 8246 6888

email: tech@esprit-people.com

www.esprit-people.com

LONDON • SYDNEY

Select Artists Associates

April 25, 2002

Stephen Rappard
Profile (x) International Inc.
Suite 300 Guinness Tower
1055 West Hastings Street
Vancover, BC Canada V6E 2E9

VIA: FAX 604-684-1471
VIA: US MAIL

Dear Steve:

We have received and reviewed the presentation on your **Stage [x]** product.

As you know our firm is an industry leader in the production and presentation of special events and sports related entertainment promotions. Our production and Roll On Stage system have been featured in the last seven Super Bowl pre-game presentations as well as many of America's racetracks, stadiums and event related promotions.

The unique **Stage [x]** product will be a welcome enhancement to the market place. Select Artists Associates would be very interested in developing a working relationship with your firm to market and manage the **Stage [x]** product and include it as part of our production arsenal. We feel that there will be a great opportunity to use **Stage [x]** in a variety of applications including but not limited to auto racing, football, golf, soccer, baseball, corporate events, festivals, fairs, and municipal events.

Please keep us informed as to your continued progress on the development and production of the **Stage [x]** equipment.

I am enclosing a package of information about our firm. Also, please visit www.selectartists.com to learn more about Select Artists Associates, L.L.C. Thank you.

Sincerely,

Charles T. Johnston
President / CEO
Select Artists Associates, L.L.C.

CTJ/kt

Enclosure

Select Artists Associates, LLC
4300 North Miller Road, Suite 150 • Scottsdale, Arizona 85251
Telephone 480.994.0471 • Fax 480.481.0549 • www.selectartists.com

MAY 2002.

Showstopper events

To: Mr. Stephen Rappard
Profile [x] International Inc.
Guinness Tower
300-1055 West Hastings Street
Vancouver, B.C., Canada
V6E 2E9

Dear Stephen

It's been a pleasure conversing with you over the last few weeks. I just wanted to let you know how impressed we all are here at Showstopper with the Profile [x] structure. We are heavily involved in live event production throughout Australia and South East Asia and we see tremendous opportunities for such a product in this market.

We would certainly be keen to assist you in the marketing and delivery of this product in this region in due course. Of course, there would be local factors that would influence the positioning of the rental price for the stage. These include the current exchange rate between the US and Australian dollar, the number of events that could even consider a stage of this sophistication, right through to the sheer distance between the major Australian cities with regards to transportation. All of these factors we would see as challenges that could be met with good business planning.

We would suggest that Sydney would be a good location to base a number of these stages to service all of Australia. Additionally to service the South East Asian market we would suggest basing stages in Kuala Lumpur in Malaysia. Both of these cities have excellent road and rail access, and major international airports. In addition, Sydney is a major sea port and transportation by ship is certainly a viable option here in the Asia Pacific region.

With regard to your request for an estimation for the number of potential hirings per city in Australia, please find outlined my thoughts.

1) Sydney is Australia's largest city and a recognized international convention site. I would estimate a minimum of 50 to 75 rental days per year for a Profile [x] stage.
2) Melbourne is Australia's event capital, home of the Grande Prix and Melbourne Cup Horse Racing Carnival. Again, I would estimate between 60 and 100 rental days per year for this city.
3) Brisbane and Gold Coast. This part of Australia is the tourism hub of the nation featuring theme parks, convention centres and major hotels and resorts. My estimate would be between 30 and 50 rental days per year.

Please acknowledge the above estimations as conservative. I have used the term rental days to allow for an event like a golfing tournament hiring the stage for four to seven days.

From our discussions I understand that the stage and its features can be optioned up and down to suit the various requirements of different clients. This will be important in the Australian market to remain competitive against existing stage rental options.

In conclusion, I wanted to reinforce our enthusiasm for such an innovative concept and feel confident that Profile [x], in this part of the world, could play a major role in the event industry in the years ahead. I wish you the very best for the success of this product.

Best Wishes,

Robert Clark
Director, Showstopper Events
Brisbane Australia
+61 412 736 111
"www.showstopper.com.au"

Wednesday, May 01, 2002

Steve Rappard
Profile X Staging
Guinness Tower Suite 300
1055 West Hastings St.
Vancouver, BC V6E 2E9
Canada

Dear Steve:

Event Promotions is very excited about getting the Profile X Stage system into the USA market! I want to drop a note and please urge you to use Event Promotions as a reference for your project. We recently shopped your stage concept to a couple of our regular clients and everyone was blown away!

Per our conversation we feel the Profile X Stage System will be very marketable to any high profile special event. A natural for IRL, CART, F-1, NASCAR, MLB, NFL, WCS and I feel many top shelf events in any given major market. Given the high costs of jumbo tron and or video screen technology the Profile X System should be very competitive for events looking for staging, sound, and video elements. Please keep us up to date on your progress and let us know when we can see your first prototype.

Look forward to meeting you soon. Thanks again for your time and hope to see you in Vancouver in the near future!

Sincerely,

Tom Tygett
EP Group

EVENT
PROMOTIONS

EVENT MARKETING
ONSORSHIP DEVELOPMENT
EVENT PRODUCTION
SIGNAGE & DECOR
GRAPHIC DESIGN
CORPORATE HOSPITALITY

3138 N. 53RD ST., PHOENIX, AZ 85018

Nicholas Frankl
Director Business Development
SportBusiness Group

UK Mobile: 0044 (0) 831-586256
UK Fax Number: 0044 (0) 20 7721 7162

USA Mobile: (1) 310 463 1936
USA Fax Number: (1) 435 808 4498

SPORT BUSINESS
THE MAGAZINE FOR THE INTERNATIONAL BUSINESS OF SPORT

FaxSheet

To:	STEVE RAPPARD	From:	Nicholas Frankl
Fax:		Pages:	1
		Date:	20-Feb-01
Re:		CC:	-

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

TOWHOM IT MAY CONCERN.

Having attended my first Formula One race at age 6 weeks, as a guest of Emerson Fitipaldi and continued throughout the years to work in and around motor racing, including photography, marketing, sponsorship and TV/Radio commentating and advising Asprey and Ferrari from 1996-1999. It is quite clear in my mind and those of colleagues that I have spoken with, that Stage [x] is an incredibly exciting new initiative and one of the most needed.

Teams need to impress sponsors and sponsors need high-level exposure. Stage [x] answers all their needs.

As a two time Olympic competitor in the sport of bobsled racing I can also see many areas outside of Motor sport where Stage [x] could be applied. Steve Rappard has shown great tenacity and Charisma in working with sports teams, authorities and federations and it's this combination of technical know-how and personal vision and commitment that has impressed me, my team mates and associates.

I have no doubt at all that once this system has been seen in reality and used at a high profile event – it will transform the way sports and entertainment events are presented.

I would be happy to discuss Profile [x] with anyone willing to contact me.

Yours sincerely

Nicholas Frankl

Unique

GROUP

Avon House
Kensington Village
Avonmore Road
London W14 8TS
Tel: 0171 371 5353
Fax: 0171 371 5352
e:mail: london@uniquegroup.co.uk

Our Ref:
PP/SR09103
Your Ref:

RECEIVED
OCT 16 1998
HELYAR & ASSOCIATES

Mr. S. Rappard
President
Profile [X] International
The Grosvenor Building
Suite 630
1040 West Georgia St.
Vancouver BC
Canada V6E 4H1

By facsimile – 001 604 683 5594

October 9, 1998

Dear Stephen,

I thoroughly enjoyed our extremely lengthy meeting on Wednesday and am truly overawed by the potential for your podium concept. Not only is the original design and concept excellent, but in John Piper International Design Group there is the ability to develop, design and build it.

The opportunities for selling the equipment outright to major international companies which have an incredible appetite for something novel to bring to roadshows/promotions etc. exists alongside an opportunity to lease and manage the podium on a case by case basis, in an extremely wide variety of sectors in the UK, and from what I can gather World Wide.

JPIDG is happy to continue to help in the development process on a speculative basis, so enthused are we by the concept, and I am also keen to explore other ways in which other elements of The Unique Group can support this project at the appropriate time.

I look forward to hearing further from you.

Best wishes,

Yours sincerely,

Paul Pascoe

Gil de Ferran
524 Royal Plaza Drive
Fort Lauderdale, FL 33301, USA
Tel: 1.954.524.7573
Fax:1.954.523.9858
http://www.gildeferran.com.br

August 25, 1998

Stephen Rappard
President
Profile [X]
Suite #630
1040 West Georgia Street
Vancouver, B.C. Canada V6E 4H1

Via Fax and Mail:
604 683 5594

Dear Stephen

It was nice seeing you again in Portland. I was very pleased to see the proposed design for the "Victory Ceremony Podium" for the first time.

Not only I believe that you had a great idea, but looking at all the plans it seems that you are on course for a perfect execution.

As a sportsman, I cannot begin to tell you how important the victory ceremony is. Unfortunately, many of the race tracks that we attend do not have a podium that reflects the standard of the whole event and the great investment from our sponsors. It would be a gross understatement to say that it is a major turn-off, for both driver and public alike, when the victory ceremonies are not as spectacular and meaningful as they should and could be.

I also believe your project is very timely. Because there is a growing awareness within CART that our sponsors could gain great value from having a more "flashy" victory ceremony, that becomes a standard for our series wherever we go.

I sincerely hope that your project is successful as I would very much like to climb onto the highest step of one of these amazing devices you created!

See you in Vancouver.

Kind regards.

Gil de Ferran